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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                               ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                               ----------------
                                 482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------
                             KEVIN BAKER, ESQ.
                        VICE-PRESIDENT AND SECRETARY
                          FREMONT INVESTORS I, LLC
                       50 FREMONT STREET, SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105


         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            KENTON J. KING, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                                (415) 984-6400

                               JUNE 30, 1999

      (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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CUSIP No.  482047 20 6            13D      Page 2 of 11 Pages
-----------------------------              ------------------------------------


       NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, LLC
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE

                              7        SOLE VOTING POWER

         NUMBER OF            8        SHARED VOTING POWER
           SHARES                           4,007,695
        BENEFICIALLY          9        SOLE DISPOSITIVE POWER
          OWNED BY
            EACH
         REPORTING           10        SHARED DISPOSITIVE POWER
           PERSON                              4,007,695
            WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,007,695

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.6%

  14   TYPE OF REPORTING PERSON
             OO




CUSIP No.   482047 20 6           13D      Page 3 of 11 Pages
-----------------------------              -------------------------------------

       NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS:
             OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
                              7        SOLE VOTING POWER

         NUMBER OF            8        SHARED VOTING POWER
           SHARES                           4,007,695
        BENEFICIALLY          9        SOLE DISPOSITIVE POWER
          OWNED BY
            EACH
         REPORTING           10        SHARED DISPOSITIVE POWER
           PERSON                              4,007,695
            WITH
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11         4,007,695

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.6%
  14   TYPE OF REPORTING PERSON
             PN



CUSIP No.  482047 20 6            13D      Page 4 of 11 Pages
-----------------------------              ------------------------------------


       NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
  3    SEC USE ONLY
  4    SOURCE OF FUNDS
                     OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE

                              7        SOLE VOTING POWER

         NUMBER OF            8        SHARED VOTING POWER
           SHARES                           4,007,695
        BENEFICIALLY          9        SOLE DISPOSITIVE POWER
          OWNED BY
            EACH
         REPORTING           10        SHARED DISPOSITIVE POWER
           PERSON                              4,007,695
            WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,007,695

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.6%

  14  TYPE OF REPORTING PERSON
           OO



CUSIP No.  482047 20 6            13D      Page 5 of 11 Pages
-----------------------------              ------------------------------------


       NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b) |_|
  3    SEC USE ONLY
  4    SOURCE OF FUNDS
                     OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
                              7        SOLE VOTING POWER

         NUMBER OF            8        SHARED VOTING POWER
           SHARES                           4,007,695
        BENEFICIALLY          9        SOLE DISPOSITIVE POWER
          OWNED BY
            EACH
         REPORTING           10        SHARED DISPOSITIVE POWER
           PERSON                              4,007,695
            WITH
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,007,695
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_| 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.6%
       TYPE OF REPORTING PERSON
  14         OO



CUSIP No.  482047 20 6            13D      Page 6 of 11 Pages
-----------------------------              ------------------------------------


       NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b) |_|
  3    SEC USE ONLY
  4    SOURCE OF FUNDS
                     OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF NEVADA
                              7        SOLE VOTING POWER

         NUMBER OF            8        SHARED VOTING POWER
           SHARES                           4,007,695
        BENEFICIALLY          9        SOLE DISPOSITIVE POWER
          OWNED BY
            EACH
         REPORTING           10        SHARED DISPOSITIVE POWER
           PERSON                              4,007,695
            WITH
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,007,695
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_| 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.6%
       TYPE OF REPORTING PERSON
  14         CO


      The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

      This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the Common Stock, (the "Stock" or the "Shares"), of Juno Lighting, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 2.  Identity and Background.

      (a) - (c) This Statement is being filed by and on behalf of Fremont Investors I, LLC ("Fremont Investors"), Fremont Partners, L.P. ("Fremont Partners"), F.P. Advisors, L.L.C ("FP Advisors"), Fremont Group, L.L.C ("Fremont Group") and Fremont Investors, Inc. ("Fremont" and, together with Fremont Investors, Fremont Partners, Fremont Group and FP Advisors, the "Reporting Persons"). Each of Fremont Investors, FP Advisors and Fremont Group is a Delaware limited liability company, Fremont Partners is a Delaware limited partnership and Fremont is a Nevada corporation. The business address of each Reporting Person is 50 Fremont Street, Suite 3700, San Francisco, California 94105. Fremont Investors was formed as an investment vehicle for Fremont Partners. Fremont Partners, the managing member of Fremont Investors, is a private equity fund which, together with affiliated partnerships, has committed capital of $605 million. Attached as
Schedule I hereto is information concerning Fremont Partners, FP Advisors, Fremont Group, Fremont and the executive officers and directors of Fremont Investors, Fremont Group and Fremont required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D.

      (d) During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any member, director or executive officer of any of the Reporting Persons, has been convicted in a criminal proceeding.

       (e) During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any member, director or executive officer of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a Reporting Person (i) being subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

      (f) Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

      The amount of funds used in making the purchases of the Preferred Stock (as defined in Item 4 below) convertible into the Common Stock described as beneficially owned in Item 5(a) hereof was $105,202,000. These funds were provided from capital of Fremont Investors, which was contributed to Fremont Investors from Fremont Partners and affiliated partnerships. Fremont Partners and such affiliated partnerships obtained such funds through capital contributions from their respective partners.

Item 4.  Purpose of the Transaction.

      Fremont Investors entered into the agreement discussed below pursuant to which it purchased the Preferred Stock (as defined below) for general investment purposes. The Reporting Persons retain the right to change their investment intent. Subject to market conditions and other factors, the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

      Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

      Fremont Investors purchased 1,052,020 shares of newly issued Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock"), pursuant to an Agreement and Plan of Recapitalization and Merger, dated March 26, 1999 and filed as Exhibit 1 hereto ("the Recapitalization Agreement"). The merger of Jupiter Acquisition Corp., a wholly-owned subsidiary of Fremont Investors ("Jupiter"), with and into the Company was consummated on June 30, 1999 (the "Effective Date"). Pursuant to the Recapitalization Agreement, all but approximately 2,400,000 (subject to reduction as a result of the exercise of dissenters' rights) of the shares of Common Stock of the Company outstanding as of the effective date were exchanged into the right to receive $25 per share in cash; the remaining shares were exchanged into the right to receive one newly-issued share of Common Stock of the Company. In addition, a total of 1,060,000 shares of Preferred Stock were issued to Fremont Investors and to certain members of management of the Company. The rights, preferences and privileges of the Preferred Stock are set forth in the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), which was approved by the shareholders of the Company in connection with the Recapitalization and is filed as Exhibit 2 hereto.

      Pursuant to the Recapitalization Agreement, as of the Effective Time, Robert Jaunich II and Mark Williamson became the sole directors of the Company. Mr. Jaunich is the President and Chief Executive Officer of Fremont Investors, a Managing Director of Fremont Partners, a member of FP Advisors and a Managing Director of Fremont Group and Fremont. Mr. Williamson is Vice President and Treasurer of Fremont Investors, a Managing Director of Fremont Partners, a member of FP Advisors and a Principal of Fremont Group.

      Prior to the Recapitalization, the Company paid regular quarterly dividends to holders of its Common Stock; the Company does not expect to pay such dividends in the future.

Item 5.  Interest in Securities of the Issuer.

      (a) As of June 30, 1999, Fremont Investors owned 1,052,020 shares of Preferred Stock, which is convertible into 4,007,695 shares of Common Stock. As of June 30, 1999, the Preferred Stock owned by Fremont Investors represented 63.6% of the total voting power of the Company. Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the stated amount of the Preferred Stock. This may result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

      Each of (i) Fremont Partners, as the managing member of Fremont Investors, (ii) FP Advisors, as the general partner of Fremont Partners,
(iii) Fremont Group, as the managing member of FP Advisors and (iv) Fremont, as the manager of Fremont Group, may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors.

      (b) Each of the Reporting Persons currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,052,020 shares of Preferred Stock, and the underlying Common Stock.

      (c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

      (d) - (e) Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or
      Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships with respect to securities of the Company other than as set forth in the Recapitalization Agreement or as described below.

      Fremont Investors entered into loan agreements for an aggregate principal amount of $798,000 with 33 employees of the Company in order to finance their purchases of an aggregate of 7,980 shares of Preferred Stock. Each loan is due and payable in full on July 30, 1999 and each is secured by a pledge to Fremont Investors of the shares of Preferred Stock purchased with the respective loan proceeds.

Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (1) Agreement and Plan of Recapitalization and Merger, dated March 26, 1999, by and among Fremont Investors I, LLC, Jupiter Acquisition Corp., and Juno Lighting, Inc. Filed as Exhibit 2.1 to the Company's Registration Statement on Form S-4 (File No. 333-76101) and incorporated herein by reference.

      (2) Amended and Restated Certificate of Incorporation of Juno Lighting, Inc. Filed as Exhibit 3.1 to the Company's
            Registration Statement on Form S-4 (File No. 333-76101) and incorporated herein by reference.

      (3) Joint Filing Agreement, dated as of July 12, 1999, by and between Fremont Investors I, L.L.C, Fremont Partners, L.P., F.P. Advisors, L.L.C, Fremont Group, L.L.C, and Fremont Investors, Inc.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 12, 1999


                                             FREMONT INVESTORS I, LLC
                                             FREMONT PARTNERS, L.P.
                                             FP ADVISORS, L.L.C.,
                                             FREMONT GROUP, L.L.C.,
                                             FREMONT INVESTORS, INC.


                                             By: /s/ Robert Jaunich II
                                                 ----------------------------
                                             Name: Robert Jaunich II
                                             Executive Officer or Executive
                                             Officer of a
                                             partner, member or manager of
                                             each Reporting
                                             Person



                               EXHIBIT INDEX

Exhibit
Number      Exhibit

(1) Agreement and Plan of Recapitalization and Merger, dated March 26, 1999, between Fremont Investors I, LLC., Jupiter
            Acquisition Corp., and Juno Lighting, Inc. Filed as Exhibit 2.1 to the Company's Registration Statement on Form S-4 (File No. 333-76101) and incorporated herein by reference.

(2) Amended and Restated Certificate of Incorporation of Juno Lighting, Inc. Filed as Exhibit 3.1 to the
            Company's Registration Statement on Form S-4 (File No. 333-76101) and incorporated herein by reference.

(3) Joint Filing Agreement, dated as of July 12, 1999, by and among Fremont Investors I, LLC., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and
            Fremont Investors, Inc.



                                 SCHEDULE I

      1. FREMONT INVESTORS I, LLC Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole manager and of each director or executive officer of Fremont Investors I, LLC. Unless otherwise indicated each person has held the positions listed below with Fremont Investors I, LLC during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------

Fremont Partners, L.P.  Not Applicable
R. Jaunich II           President and Chief Executive Officer of Fremont
                        Investors I, LLC since May 1998; Managing Director and Director of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.; Member of FP Advisors, L.L.C.; Chairman of the Board of
                        Kinetic Concepts, Inc.; Director of Kerr Group,
                        Inc.; Director of CNF Transportation, Inc.;
                        Chairman of the Board of Coldwell Banker
                        Corporation from 1992 to 1996; Chairman of the Board of Crown Pacific, Ltd. since 1992; member of the Board of Control of Petro Shopping Centers,
                        L.P. from 1992 to 1997; Chairman of the Board of Juno Lighting, Inc. since June 1999.

M. Williamson           Vice President and Treasurer of Fremont Investors
                        I, LLC since May 1998; Managing Director of
                        Fremont Partners, L.P., Member of FP Advisors,
                        L.L.C. and Principal of Fremont Group, L.L.C. since
                        1996; Managing Director of the Harvard Private
                        Capital Group, Inc. from 1991 to 1996.

K. Baker Vice President and Secretary of Fremont Investors I, LLC since May 1998; General Counsel of Fremont Partners, L.P. and Principal of Fremont Group, L.L.C. since February 1998. Attorney with O'Melveny & Myers from 1989 to 1998.



      2. FREMONT PARTNERS, L.P. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole general partner of Fremont Partners. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------

FP Advisors, L.L.C.     Not Applicable

      3. FP ADVISORS, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole managing member of FP Advisors, L.L.C. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------

Fremont Group, L.L.C.   Not Applicable

      4. FREMONT GROUP, L.L.C. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole manager and of each director or executive officer of Fremont Group, L.L.C. Unless otherwise indicated each person has held the positions listed below with Fremont Group, L.L.C. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.

                        Present Principal Operation or Employment;
Name and Address        Material Positions Held During the Past Five Years
----------------        --------------------------------------------------

Fremont Investors, Inc. Not applicable
A.M. Dachs              President, Chief Executive Officer and Director of
                        Fremont Group, L.L.C., Fremont Investors, Inc. and
                        Sequoia Ventures, Inc.; President and Director of
                        Bechtel Constructors, Inc.; Director of Offshore
                        Bechtel Exploration Corporation and BPT Properties,
                        L.P. and related entities; Director of Bechtel
                        Enterprises, Inc., Esco Corporation and The
                        Brookings Institution; Chairman of the Board of
                        Trustees of Wesleyan University.

S.D. Bechtel, Jr.       Chairman Emeritus and Director of Fremont Group, L.L.C.,
                        Fremont Investors, Inc. and Sequoia Ventures, Inc.;
                        Chairman Emeritus of Bechtel Group, Inc.; Director of Remington Arms since 1993; Director of IBM from
                        1976-1993.

R.E. Cavanaugh          Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; President and
                        Chief Executive Officer of The Conference Board,
                        Inc., 845 Third Avenue, New York, New York 10022, since 1995; Executive Dean of Harvard University
                        (Kennedy School of Government) from 1988 to 1995;
                        Director of Black Rock Mutual Fund and related funds; Director of Olin Corporation and LCI
                        International.

H.J. Haynes             Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc., Director and
                        Senior Counselor of Bechtel Group, Inc.; Director of Hewlett- Packard Co., Paccar, Inc., Boeing Co.,
                        CitiGroup, Saudi Arabian Oil Co. and Bechtel
                        Enterprises, Inc.

C.W. Hull               Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc., Chairman of Energy
                        Asset Management, L.L.C., 250 Montgomery Street,
                        Suite 1600, San Francisco, California 94104;
                        Director of Bechtel Group, Inc. and Bechtel
                        Enterprises, Inc.

R. Jaunich II           See Information under #1 above.

J.D. Mahaffey           Managing Director of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.;
                        President of Fremont Energy, L.P., 5956 Sherry
                        Lane, Suite 1310, Dallas, Texas, since 1995; prior to such time, Chief Executive Officer and Director of United Meredian Corp.; President and Director of
                        Offshore Bechtel Exploration Corporation; Director of Xpronet, Inc. since 1997.

D.L. Redo               Managing Director and Director of Fremont Group,
                        L.L.C., Fremont Investors, Inc. and Sequoia
                        Ventures, Inc.; President and Chief Executive
                        Officer of Fremont Investment Advisors, Inc.

G.P. Schultz            Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Director and
                        Senior Counselor of Bechtel Group, Inc,; Professor of International Economics at Stanford University and Distinguished Fellow at the Hoover Institution;
                        Director of Gulfstream Aerospace Corp., Charles
                        Schwab, Gilead Sciences, Airtouch Communications,
                        Ziff-Davis Publishing Company (resigned 1996) and
                        Bechtel Enterprises, Inc.

J.W. Weiser             Director of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Director and
                        Senior Counselor of Bechtel Group, Inc.

J.S. Higgins            Managing Director and Chief Financial Officer of
                        Fremont Group, L.L.C.,Fremont Investors, Inc. and
                        Sequoia Ventures, Inc.; Director of Fremont
                        Investment Advisors, Inc.; Vice President and
                        Director of HLQ Corp.; Chief Financial Officer of
                        Bechtel International Constructors and Offshore
                        Bechtel Exploration Corp.

R.S. Kopf               Managing Director-Operations, General Counsel and
                        Secretary of Fremont Group, L.L.C., Fremont
                        Investors, Inc. and Sequoia Ventures, Inc.; General
                        Counsel, Secretary and Director of Bechtel
                        International Constructors, Inc.; Vice President,
                        General Counsel, Secretary of HLQ Corp; Vice
                        President, General Counsel, Secretary and Director of Offshore Bechtel Exploration Corporation.

D.W. Aronson            Treasurer of Fremont Group, L.L.C., Fremont Investors,
                        Inc. and Sequoia Ventures, Inc.; Chief Financial
                        Officer and Vice President of Operations of Redwood
                        Microsystems, Inc. from 1990 through 1994;
                        Treasurer of Bechtel International Constructors,
                        Inc. CRMF Corp., and Offshore Bechtel Exploration
                        Corporation.


      5. FREMONT INVESTORS, INC. Set forth below is the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Fremont Investors, Inc. Unless otherwise indicated each person has held the positions listed below with Fremont Investors, Inc. during the last five years. Each such person is a citizen of the United States of America and, unless otherwise indicated, the business address of each such person is c/o Fremont Group, 50 Fremont Street, Suite 3700, San Francisco, California 94105.


A.M. Dachs..............See Information under #4 above.
S.D. Bechtel, Jr........See Information under #4 above.
R.E. Cavanaugh..........See Information under #4 above.
H.J. Haynes.............See Information under #4 above.
C.W. Hull...............See Information under #4 above.
R. Jaunich II...........See Information under #1 above.
J.D. Mahaffey...........See Information under #4 above.
D.L. Redo...............See Information under #4 above.
G.P. Schultz............See Information under #4 above.
J.W. Weiser.............See Information under #4 above.
J.S. Higgins............See Information under #4 above.
R.S. Kopf...............See Information under #4 above.
D.W. Aronson............See Information under #4 above.



                           JOINT FILING AGREEMENT

      This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to Common Stock of Juno Lighting, Inc., a Delaware corporation, is being filed on behalf of the entities listed below.

      Each of the entities listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: July 12, 1999


                                       FREMONT INVESTORS I, L.L.C.
                                       FREMONT PARTNERS, L.P.
                                       FP ADVISORS, L.L.C.,
                                       FREMONT GROUP, L.L.C.,
                                       FREMONT INVESTORS, INC.,


                                       By: /s/ Robert Jaunich II
                                           ________________________________
                                       Name: Robert Jaunich II
                                       Executive Officer or Executive
                                       Officer of a partner, member or
                                       manager of each Reporting Person